

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2024

JW Roth
Chief Executive Officer
Venu Holding Corporation
1755 Telstar Drive
Suite 501
Colorado Springs, Colorado 80920

Re: **Venu Holding Corporation**
    **Amendment No. 1 to Registration Statement on Form S-1**
    **Filed September 19, 2024**
    **File No. 333-281271**

Dear JW Roth:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 3, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 19, 2024

Explanatory Note, page i

1.    Please revise to include "The Offering" section applicable to the resale offering in the set of alternate pages following the back cover of the IPO prospectus.

Prospectus Summary, page 2

2.    We note your response to prior comment 2. Revise to highlight your dual-class capital structure within the prospectus summary section, addressing the disparate voting rights of the common stock and Class B non-voting common stock. Please also clarify whether there are any circumstances or events in which the conversion of the Class B

non-voting shares is mandatory or optional; if so, describe them and any resulting impact on remaining shareholders.

Growth and Business Strategies, page 4

3.      Please revise your statement that, "Venu also accumulates financing and acquisition capital by pre-selling ownership rights to the firepit suites at its planned outdoor music amphitheaters," to align with the more precise explanation of this financing strategy provided in response to prior comment 29. Explain, if true, that the firepit suites are sold as benefits associated with non-voting membership units of your subsidiaries, and highlight that such membership units entitle holders to the preferential economic rights described beginning at page 71. Make conforming revisions where you discuss your financing strategies and background elsewhere throughout the prospectus, such as at pages 40 and 61.

Risk Factors
Risks Related to Ownership of Our Common Stock
Future sales of substantial amounts of shares of our Common Stock..., page 30

4.      We note your response to prior comment 10. Please further revise this risk factor to highlight, if true, that the 9,949,018 resale shares will not be subject to any form of lock-up or leak-out arrangement and may be immediately sold into the market. In this regard, your statement that "all remaining shares" not sold in the IPO "may be sold in the public market in the future subject to any lock-up agreements...," may be read to imply that the leak-out arrangements described elsewhere in the prospectus apply to such shares, which appears not to be the case according to your response to prior comment 27. Refer to your statement, "In Amendment No. 1, the Company has reduced the total number of shares included in the resale prospectus to only include shares that are not subject to any contractual 'leak-out' restrictions." Please also revise the description of the leak-out arrangements at page 100 and the "Plan of Distribution" section in the resale prospectus to clarify, if true, that none of the resale shares are subject to such arrangements.

Use of Proceeds, page 36

5.      We note your response to prior comment 11, including that the proceeds "are not expected to be used for the development of one or more of the Sunset Amphitheater(s) or other ongoing restaurant/venue projects described in the Registration Statement." However, it is unclear how this is consistent with your revised disclosure that $5.0 million will be used "for costs and expenses related to land acquisition and permitting entitlement costs." Please clarify whether the proceeds will be used for any land acquisition(s) in particular; if so, describe the assets to be acquired and state the cost of the assets, or explain why you are not required to do so. Refer to Instruction 5 to Item 504 of Regulation S-K.

Notes to Consolidated Financial Statements
Note 11 - Warrants, page F-48

6.      We note your response, including Exhibit A, to prior comment 23. Please address the following:

- Tell us in sufficient detail how the information provided calculates the equity based compensation related to warrants for both periods presented and the unrecognized compensation cost related to non-vested warrants as of December 31, 2023.
- The equity-based compensation cost and unrecognized compensation cost related to non-vested warrants does not appear correlated to the weighted average grant date fair value disclosed for the fiscal and latest interim periods. Explain why the costs are lower than would be anticipated.
- Explain how the weighted average exercise price equals the weighted average grant date fair value for the grants made in fiscal 2023 and both interim periods per page F-26. It is unclear how the outcome of the Black-Scholes-Merton model would derive such a result.
- For all periods, disclose the employee's requisite service period and the weighted-average period over which the compensation costs for nonvested awards is expected to vest. Refer to ASC 718-10-50-2a and i.
- Explain how the changes to the weighted average grant date fair values for fiscal 2022 and 2023 have had no impact on the expense recognized or the unrecognized compensation cost related to non-vested warrants.
- The weighted average exercise price of $.25 for the outstanding warrants as of December 31, 2022 on page F-26 differs from the amount on page F-48. Revise or explain the discrepancy.

General

7.  We note your response to prior comment 27. Please provide the following additional information to assist us in the evaluation of your response:
    - You state that approximately 64% of the resale shares have been issued and outstanding for greater than one year. Please provide additional detail regarding the primary issuance(s) of the other 34% of the resale shares that have been outstanding for less than one year, including the selling shareholders, the nature of the transactions, and consideration paid by the selling shareholders.
    - We note your explanation that the relative sizes of the IPO and resale offerings took into consideration that the 10.9 million aggregate registered IPO and resale shares "falls within a range of the percentage of shares in the 'public float' following an IPO." Please provide additional insight into your reasoning for registering the resale offering concurrently with the IPO in the first place, rather than relying solely on a primary offering to meet market demand.

8.  Your response to prior comment 28 and revisions to the Explanatory Note and resale prospectus cover page suggest that shares of common stock underlying warrants are no longer being registered as part of the secondary offering, but where you discuss the impacts of the resale at page 30, you refer to "acquired warrants that are exercisable to acquire shares of Common Stock at a lower price than the offering price of the Common Stock sold in [the IPO]." Please confirm whether any shares of common stock underlying warrants and/or other convertible securities are being registered as resale shares, and provide further detail about how and when "the Company caused all

of the Company's outstanding warrants that were previously exercisable for shares of Class D Voting Common Stock or Class B Non-Voting Common Stock to be exercisable for shares of Common Stock." For example, clarify whether all outstanding warrant agreements and/or instruments have been amended.

9.  We note your response to prior comment 29, particularly that the financings conducted by your subsidiaries consist of sales of Class B or other non-voting membership units in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(c). Please further explain how the two "open" investments for Colorado Springs, Colorado identified on the "Invest" page of your public website relate to or differ from this financing strategy. In this regard, these are framed not as the sale of membership interests in your subsidiaries, but as "real estate investment opportunit(ies)," and one appears to involve ownership in a Delaware Statutory Trust. Provide additional information regarding these financings and explain what property is involved in the Delaware Statutory Trust offering, and enhance your disclosure regarding financing strategies in the prospectus to the extent appropriate.

10.  We note from your response to prior comment 29, as well as your public website, that a number of financings were occurring at the subsidiary level prior to the filing of this registration statement and remain ongoing. Please provide us with your analysis of whether and how communications related to these financings comply with your obligations under Section 5(c) of the Securities Act. In this regard, we note the following statements highlighting various "investment opportunities" with Venu on your website:

    • "You now have the opportunity to invest in a world where unforgettable entertainment and lucrative opportunities come together in perfect harmony."

    • "Profit From Being Entertained. We have created an entirely new category of investing in live music and entertainment. Opportunities include lifetime real estate ownership of your own luxurious fire pit suite at one of our Sunset Amphitheaters and real estate investment in one of our entertainment campuses."

    • "There are opportunities available to invest in our lifetime fire pit suites, naming rights, corporate sponsorships, and industry or vendor partnerships."

    • "Why Invest in VENU. VENU is unlike any other hospitality or entertainment company in the world..."

    • "Our Venues/Our Equity."

    Please specifically address how these communications may have impacted public interest in your securities and whether they fall into any available safe harbors. If appropriate, include risk factor disclosure addressing risks associated with potential violations of Section 5 of the Securities Act.

11.  Please provide your analysis as to why the ongoing private placements occurring at the subsidiary level should not be integrated with the public offering. Please also tell us whether Form Ds were filed for each of the offerings conducted under Rule 506(c).

      Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Peter F. Waltz